Exhibit 99.6

NICE Actimize Named Suitability Category Winner
by 2024 WealthBriefing European Awards

Leveraging industry-leading behavioral analytics, NICE Actimize’s AI-powered suitability solution addresses the changing regulatory requirements and protects consumers

Hoboken, N.J., May 20, 2024 – NICE Actimize, a NICE (NASDAQ: NICE) business, was named the winner in the “Suitability” product category by WealthBriefing European Awards 2024. Sponsored by WealthBriefing, a publication of ClearView Financial Media and a leading global provider of business intelligence in the private banking and wealth management space, the awards program rewards achievement, best in class performance, innovation, and a focus on client experience. This is the third consecutive year for NICE Actimize to receive this award.

NICE Actimize’s award-winning SURVEIL-X Suitability for Wealth and Insurance is a comprehensive AI-powered surveillance and suitability solution that builds on the capabilities of NICE Actimize’s industry-leading SURVEIL-X Holistic Conduct Surveillance suite. The cloud native suite provides easy onboarding and managed services, as well as simple integrations with open API and industry leading security protections.

“With its Consumer Duty rule, The Financial Conduct Authority (FCA) has signaled a major shift in expectations for financial services firms as it continues to step up efforts to shield everyday consumers,” said Chris Wooten, EVP Vertical Markets, NICE. “NICE Actimize automates oversight and supervision of suitability and sales practices to reduce the risk exposure faced by financial services organizations and their senior managers while reducing the risk of reputational harm and fines.”

NICE Actimize’s SURVEIL-X Suitability Surveillance wealth management solution provides financial institutions behavioral intelligence data which can be used to determine business strategies and improve communications and relationships between internal advisors and their clients. NICE Actimize continues to highlight the 'know your employee' aspect of suitability, which brings benefits across a financial services organization as the behavioral data becomes easier to access and analyze for both short-term and long-term benefits to advisors and management.

Additional benefits of the solution include automated alert generation, reporting, and audit documentation which work to eliminate manual look-ups and increase staff efficiency while creating more consistent processes across the enterprise using fewer resources. In addition, hierarchical organizational views increase oversight and transparency, ensuring brokers advise clients with suitable investment recommendations, enhancing client satisfaction, and mitigating the risks of litigation, regulatory penalties, and reputational damage.

To access more information on NICE Actimize’s Sales Practices & Suitability solution, please click here.

About ClearView Financial Media Ltd (“ClearView”)
ClearView Financial Media was founded by Chief Executive, Stephen Harris in 2004, to provide high quality ‘need to know’ information for the discerning private client community. London-based, but with a truly global focus, ClearView publishes the WealthBriefing group of newswires, along with research reports and newsletters, while also running a pan-global thought-leadership events and awards programme.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.